MAINSTAY GROUP OF FUNDS

51 Madison Avenue

New York, NY 10010

February 13, 2019

VIA EDGAR

Ms. Elisabeth Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Response to Comments on the 485A filings (each a “Registration Statement” and, collectively, the “Registration Statements”) for The MainStay Funds (SEC File No. 333-214498) and MainStay Funds Trust (SEC File No. 333-160918) (collectively, the “Registrants”)

Dear Ms. Bentzinger:

This letter responds to comments that you provided telephonically on February 4, 2019 regarding the Registration Statements (SEC Accession Nos. 0001144204-18-064624 and 0001144204-18-064622) filed by the Registrant on December 14, 2018. Any capitalized term used in this response letter but not defined shall have the meaning given to such term in the Registration Statement.

Prospectus: MainStay MacKay Infrastructure Bond Fund

Comment 1:         Please update the Fund’s name on the filing facing page and on Edgar.

Response: We will make the requested revision.

Comment 2:         Fees and Expenses of the Fund: Please refile the updated fee and example table as correspondence or confirm that what was filed is final.

Response: The current fee table is as follows:

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	Class A	Investor Class	Class B1	Class C	Class I	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.50%	4.50%	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)	None [2]	None [2]	5.00%	1.00%	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees (as an annual percentage of the Fund's average daily net assets)[3]	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	1.00%	1.00%	None	None
Other Expenses	0.29%	0.69%	0.69%	0.69%	0.29%	0.18%
Total Annual Fund Operating Expenses	1.04%	1.44%	2.19%	2.19%	0.79%	0.68%
Waivers / Reimbursements[4]	(0.19)%	(0.19)%	(0.19)%	(0.19)%	(0.19)%	(0.08)%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[4]	0.85%	1.25%	2.00%	2.00%	0.60%	0.60%

Comment 3:         Fees and Expenses of the Fund: Please clarify that the sales charge in footnote 2 refers to the initial sales charge (and not the contingent deferred sales charge).

Response: We have made the requested revision.

Comment 4:         Fees and Expenses of the Fund: Please remove footnote 3 on the management breakpoint.

Response: The Registrant respectfully submits that the management breakpoint disclosure helps to inform shareholders’ understanding of the Fund’s fee structure. Accordingly, the Registrant declines to make any changes in response to this comment.

Comment 5:         Principal investment strategy: Please disclose the principal risks associated with puts.

Response: We have made the requested revision.

Comment 6:         Principal investment strategy: On average, the Fund will invest in municipal bonds that have a maturity of 5 years or longer. Please disclose the Fund’s investment criteria regarding the maturity or duration for investments in other debt (non-municipal) securities.

Response: The Fund may invest in debt or fixed income securities with different maturities, for example, it may invest in short-term government debt with average maturity of less than five years while also investing in other mortgage-backed securities with average maturity of five years or more. Since the fund’s principal investment strategy is to invest in municipal debt, which is expected to have an average maturity of five years or longer, the Registrant respectfully declines add disclosure about non-municipal debt that could be confusing to shareholders.

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Comment 7:         Principal investment strategy: Please explain supplementally how much the Fund may invest in non-investment grade private mortgage-backed securities, whether residential or commercial, particularly lower-rated tranches. Similarly, please explain how much the Fund may invest in CDO, CLO and CMOs, particularly lower-rated tranches.

Response: The Registrant confirms that the Fund does not currently plan to invest in non-investment grade private mortgage-backed securities.

Comment 8:         Principal risks: Debt Securities Risk: Please expand interest risk to explain the sensitivity of fixed income securities to decreases in interest rates, which could decrease the value of the securities.

Response: We have made the requested revision.

Comment 9:         Principal risks: Mortgage-Related and Other Asset-Backed Securities Risk: Please disclose any principal risks, and any related principal strategies, of investments in subprime mortgages, for example, that the liquidity of those securities may change dramatically over time.

Response: The Registrant confirms that the Fund does not include subprime mortgages in its principal investment strategies.

Comment 10:      Past Performance: Please correct reference to the new benchmark.

Response: We have made the requested revision.

Comment 11:      Past Performance: Please summarize the description of the new index.

Response: We have made the requested revision.

Comment 12:      Past Performance: Please provide performance data for the new index.

Response: We have made the requested revision.

Prospectuses: MainStay Conservative Allocation Fund, MainStay Growth Allocation Fund, MainStay Moderate Allocation Fund and MainStay Moderate Growth Allocation Fund

Comment 13:      Edgar: Please add the new class ticker symbols on Edgar.

Response: We have made the requested revision.

Comment 14:      Fees and Expenses of the Fund: Please fix formatting.

Response: We have made the requested revision.

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All Funds

More About Investment Strategies and Risks

Comment 15:      Please consider including a table or other method to designate which risks/strategies apply to which Fund, and which are principal, for example in the derivatives and market capitalization risks. Alternatively, move the non-principal information into the SAI.

Response: The Registrant has reviewed and revised the disclosure summarizing the Fund’s principal investment strategies per Item 9 of the Form N-1A and respectfully submits that the disclosure is reasonable and appropriate both to describe the Fund’s principal investment strategies and risks and to summarize them, as applicable. The Registrant will continue to review and revise this section as it deems necessary. The Registrant notes that the strategies and risks disclosed in the first section under “More About Investment Strategies and Risks” are principal, and additional non-principal strategies and risks are disclosed as such and listed in the section following the sentence below:

In addition to the principal investments described above, the Funds may also invest or engage in, or be subject to risks associated with, the following:

Comment 16:      Swap Agreements: Please disclose if the MainStay MacKay Infrastructure Bond Fund will write credit default swaps as part of its principal investment strategies, that the Fund will segregate the full notional value of the swap to cover.

Response: The Registrant confirms that the Fund does not plan to write credit default swaps; however, if it does, the Registrant confirms that the Fund will segregate the full notional amount of a credit default swap.

Comment 17:      Portfolio turnover: If the MainStay MacKay Infrastructure Bond Fund’s portfolio turnover is over 100%, please disclose frequent trading strategy as one of the Fund’s principal investment strategies.

Response: The Fund’s portfolio turnover for the most recent fiscal year was not more than 100%.

Shareholder Guide

Comment 18:      Please confirm supplementally that all required information is included in the prospectus, including all sales charge related information (and not in the Funds’ website):

Response: The Registrant confirms that information required by Form N-1A is included in the prospectus.

Comment 19:      General Policies: Please explain or delete “generally” in the following sentence:

Calls received before 4:00 pm Eastern time will generally receive the current day's NAV.

Response: The investor may not receive the current day’s NAV under certain circumstances, for example when there is a day that the New York Stock Exchange closes early or unexpectedly. The Registrant believes that it is important to keep “generally” so that shareholders understand that there are situations when they may not receive the current day’s NAV.

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Comment 20:      Redemptions-in-kind: Please disclose that, for illiquid securities, shareholders will bear the risk of not being able to sell those securities at all.

Response: We have made the requested revision.

Appendix A

Comment 21:      Please note that the SEC’s staff’s position is that the Appendix should be updated every time there is a change.

Response: The Registrant is so advised and intends to update the Appendix promptly when informed by an intermediary that a change is necessary, and respectfully notes that this disclosure and the disclosure recommending that shareholders contact their financial intermediaries is intended in their best interest in case the Registrant has not been advised of the most current information regarding the shareholder/financial intermediary relationship.

Statement of Additional Information

Comment 1:         The Manager, The Subadvisors, and The Distributor: Please clarify that the Asset Allocation Funds do not pay a management fee.

Response: We have made the requested revision.

Comment 2:         The Funds’ Investment Policies: Please disclose that the Funds will look through to the underlying funds’ investments for determining concentration.

Response: The Registrant respectfully notes the following language in the section titled “Investments Practices, Instruments and Risks Common to Multiple Fund – Investment Companies”:

For purposes of determining compliance with a Fund's policy on concentrating its investments in any one industry, the Funds will look through investments in underlying investment companies for purposes of applying their concentration limitations, if the underlying investment company itself has a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Fund’s concentration limitation.

Comment 3:         The Funds’ Investment Policies: Concentration: “Instruments” in the following should be limited to depositary instruments. Please clarify in an explanatory note:

…(iii) with respect only to the MainStay Money Market Fund, instruments issued by domestic branches of U.S. banks (including U.S. branches of foreign banks subject to regulation under U.S. laws applicable to domestic banks and, to the extent that its parent is unconditionally liable for the obligation, foreign branches of U.S. banks) or (iv) repurchase agreements (collateralized by the instruments described in Clause (ii) or, with respect to the MainStay Money Market Fund, Clause (iii)).

Response: We respectfully decline to add disclosure as the MainStay Money Market Fund intends to reserve the freedom to concentrate in accordance with Guide 19 to Form N-1A, including that such freedom to concentrate will not apply to commercial paper of issuers in any one industry. See Investment Company Act Rel. No. 13436 (Aug. 12, 1983).

Comment 4:         The Funds’ Investment Policies: Concentration: Please clarify that the Fund will include in its concentration policy municipal securities backed principally from the assets and revenues of non-governmental users.

Response: We have revised the disclosure in this section for clarity in response to this comment.

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Comment 5:         The Funds’ Investment Policies: Senior Securities: Please clarify that the only borrowing transactions that may be covered and avoid being a senior security are reverse repurchase agreements.

Senior Securities. A Fund may enter into certain transactions that are economically equivalent to borrowing (i.e., reverse repurchase agreements, short sales and certain derivative transactions). Under the 1940 Act and interpretations thereof, borrowing transactions and certain transactions that create leverage will not be considered to constitute the issuance of a “senior security” by a Fund, and therefore such transaction will not be subject to the limitations otherwise applicable to borrowings by the Fund, if the Fund: (1) maintains an offsetting financial position in accordance with applicable SEC guidance or SEC staff interpretations; (2) maintains liquid assets equal in value to the Fund’s potential economic exposure under the borrowing transaction; or (3) otherwise “covers” the transaction in accordance with applicable SEC guidance or SEC staff interpretations.

Response: The Registrant respectfully declines to change this disclosure. The Registrant confirms that, to the extent a Fund engages in traditional borrowing (e.g., under a bank credit facility), the Fund complies with the asset coverage requirements set forth in Section 18(f) of the 1940 Act with respect to any such borrowings.

Please contact the undersigned at 201-685-6232 or Thomas Humbert at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Yi Chia Kuo

Yi Chia Kuo

Assistant Secretary

cc:	J. Kevin Gao

Thomas Bogle

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